Magellan Health, Inc.
4800 North Scottsdale Road
Suite 4400
Scottsdale, AZ 85251

May 19, 2017

VIA EDGAR Correspondence

Larry Spirgel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re:	Magellan Health, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed February 24, 2017
Form 8-K
Filed April 26, 2017
File No. 001-06639

Dear Mr. Spirgel:

Reference is made to your comment letter dated May 10, 2017 (the “May 10 Letter”), with respect to the Annual Report on Form 10-K for the year ended December 31, 2016 and the Current Report on Form 8-K filed on April 26, 2017 by Magellan Health, Inc. (the “Company”).  On behalf of the Company, set forth below we repeat the numbered Staff comment contained in the May 10 Letter and follow it with the Company’s response.

Form 8-K filed April 26, 2017
Outlook

1. Staff Comment

We note your 2017 guidance for Segment Profit, Adjusted Net Income, and Adjusted Earnings per share. Your presentation of these forward-looking non-GAAP measures is inconsistent with the guidance in Q&A 102.10 of the CD&I on Non-GAAP Measures issued on May 17, 2016. Please comply with this guidance in your next earnings release.

Company Response

The Company acknowledges the Staff's comment and will include in future earnings releases containing forward-looking non-GAAP financial guidance a quantitative reconciliation to the most comparable forward-looking GAAP financial measure, or if unable to do so without unreasonable efforts, will state so and identify the unavailable information preventing the Company from presenting such reconciliation.

If you have any questions or additional comments regarding the foregoing, please call me at 860-507-1903 (Fax: 860-507-1990).

Very truly yours,

/s/ Jonathan N. Rubin

Jonathan N. Rubin
Chief Financial Officer